UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14f OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

WAY COOL IMPORTS, INC.
(Exact name of registrant as specified in its charter)

Nevada	000-53913	20-3925307
(State or other jurisdiction of	(Commission File Number)	(I.R.S. Employer
incorporation)		Identification No.)

2905 Tech Center Drive, Santa Ana, CA 92705
(Address of principal executive offices, with zip code)

714-545-6266
(Registrant’s telephone number, including area code)

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This Information Statement is being furnished to all holders of record as of the close of business on April 22, 2014 of the common stock of Way Cool Imports, Inc., a Nevada corporation (the "Registrant"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Securities and Exchange Commission Rule 14f-1. This Information Statement will be first mailed to the Company’s stockholders on or about April 22, 2014.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

1

INFORMATION STATEMENT

This statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Statement") is being circulated to the shareholders of Way Cool Imports, Inc., a Nevada corporation, in connection with merger transaction described more fully below, which resulted in a change of control of the Company. Way Cool Imports, Inc. (hereinafter the “Company” or “Registrant”) is a reporting company pursuant to the Exchange Act of 1934, as amended.

Proposed Merger

The Registrant entered into an Agreement and Plan of Merger dated as of April 22, 2014 by and among Registrant, Way Cool Merger Sub, Inc., a Nevada corporation (the “Merger Sub”), and QuantumSphere, Inc., a California corporation (“QSI”). Pursuant to this agreement that may be amended from time to time by the parties (the “Merger Agreement”), QSI will merge with the Merger Sub and become a wholly-owned subsidiary of the Registrant (the "Merger"). In addition, the Registrant will issue to shareholders of QSI and to holders of options and warrants to purchase shares of QSI common stock shares of its common stock and options and warrants to purchase shares of its common stock on a one-for-one basis. The consummation of the Merger is currently schedule to occur on April 22, 2014.

The Merger Agreement will be included as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the "Commission") to be filed no later than April 28, 2014.

Change in Majority of Directors

In connection with the Merger, the Registrant's sole director, Cornelius Hofman, appointed new executive officers for the Registrant, expanded the Registrant's board of directors to appoint Kevin D. Maloney, Richard J. Berman, Marc H. Goroff, Steven S. Myers, Francis C. Poli, Robert S. Venable and Jeffery W. Palmer as directors, and immediately thereafter resigned from all positions. The resignation of Cornelius Hofman as a director will be effective upon the conclusion of the 10-day period (the "10-day Period") that will follow the date on which this Schedule 14f-1 was filed with the Commission and transmitted to the Registrant's stockholders of record. This Schedule 14f-1 will be mailed to the stockholders on or about April 22, 2014. The 10-day Period is expected to conclude on or about May 2, 2014.

Further information about the Registrant’s new executive officers and directors may be found below in the section titled “Executive Officers and Directors” in this Schedule 14f-1.

Information Regarding the Company

Please read this Information Statement carefully. It describes the general terms of the Merger and contains certain biographical and other information concerning the Registrant’s new executive officers and directors of the Registrant as a result of the Merger. Additional information about the Merger will be provided in the Company’s Current Report on Form 8-K to be filed no later than April 28, 2014, four business days after the consummation of the Merger. All of the Registrant’s filings and exhibits thereto, may be inspected without charge at the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtained on the Commission’s website at www.sec.gov.

2

Directors and Executive Officers

Executive Officers and Directors

The following table sets forth information, as of the filing date of this Schedule 14f-1, regarding the persons who will serve as the Registrant's executive officers and directors, including their ages:

Name	Age	Position
Kevin D. Maloney, MBA	41	Chairman, Chief Executive Officer and President
R. Douglas Carpenter, Ph.D.	62	Chief Technology Officer
Gregory L. Hrncir, Esq.	47	Chief Strategy Officer and General Counsel
Stephen C. Gillings, MBA	64	Chief Financial Officer and Treasurer
Thomas Candelaria	53	Executive Vice President, Corporate Development
Sangkeun (S.K.) Park	63	Vice President, Battery Manufacturing
Vito A. Canuso, Esq.	54	Vice President, Intellectual Property
Richard J. Berman, JD / MBA	71	Director
Marc H. Goroff, Ph.D.	51	Director
Steven S. Myers	67	Director
Francis C. Poli, Esq.	51	Director
Robert S. Venable, CFA, MBA	51	Director
Jeffery W. Palmer	51	Director
Cornelius Hofman	47	Director (only until the expiration of the 10-day period as provided for in Rule 14f-1)

Kevin D. Maloney, MBA is the Chairman, Chief Executive Officer and President of the Registrant, has served in the same capacities with QSI since January 2003, and is a co-founder of QSI. Mr. Maloney is responsible for our vision, business strategy, and marketing execution and has helped secure more than $25 million in funding since our inception in 2002. Prior to co-founding QSI, Mr. Maloney was Vice President of Institutional Sales and Marketing at First American Corp. (NYSE: FAF) working in the Capital Management and Trust Division. Previously, Mr. Maloney served as principal and compliance officer at Pacific Investment Management Company (PIMCO), an institutional investment advisory firm with nearly $2 trillion in assets under management, where he also held FINRA Series 7, 26, 63, and 65 securities licenses. Immediately after college, Mr. Maloney helped develop an all natural fruit smoothie product, which grew into a leading pre-packaged solution for convenient, healthy, freshly blended beverages, selling more than 10 million units nationally before getting acquired by a large fruit packer. Mr. Maloney has been awarded several U.S. patents and earned his B.A. from the University of California, Irvine and a MBA from Pepperdine University.

Douglas Carpenter, Ph.D. is the Chief Technology Officer of the Registrant, has served in the same capacity with QSI since January 2003, and is a co-founder of QSI. Dr. Carpenter is the inventor of QSI’s patented manufacturing process. His background includes over 30 years of senior technology and business leadership positions servicing military, industry and government research institutions. Previously, Dr. Carpenter served as the chief scientist of Technanogy, a nanomaterials manufacturing company focused on the production of nano-aluminum particles for enhanced rocket propellant. Prior to Technanogy, Dr. Carpenter served as staff scientist at Hercules Aerospace Company and as staff scientist at Aerojet, a world-recognized aerospace and defense leader serving the missile, space propulsion, defense and armaments markets. Previously, Dr. Carpenter held a faculty position at University of the Pacific, California and he was a member of the staff at the Facility for Advanced Instrumentation at the University of California, Davis. Dr. Carpenter earned an M.S. in organic chemistry from University of the Pacific and a Ph.D. in Materials Science and Engineering from the University of California-Davis where he concentrated on fracture testing and fabrication of functionally graded titanium/titanium-monoboride materials. Dr. Carpenter holds several patents and has authored numerous publications in the area of materials science.

3

Gregory L. Hrncir, Esq. is the Chief Strategy Officer and General Counsel of the Registrant and served Chief Strategy Officer since September 2011 and as General Counsel since February 2005. For over 19 years, Mr. Hrncir has served as securities and corporate counsel for a broad range of private and publicly traded companies, principally focusing on emerging growth technology companies. Mr. Hrncir has significant experience regarding IPOs, M&A transactions, structuring companies and complex business transactions, joint ventures, strategic partnerships, Exchange Act public company reporting, Securities Act registration statements, and Sarbanes-Oxley compliance. Mr. Hrncir currently serves on the board of directors of PayScan America, Inc., CentraMed, Inc., and Mobilogix, each of which is privately held. Mr. Hrncir received a Bachelor of Science from Arizona State University and a Juris Doctor degree from Whittier Law School. Mr. Hrncir is a member of the Arizona and California State bars and numerous philanthropic and industry associations.

Stephen C. Gillings, MBA is the Chief Financial Officer of the Registrant and has served in the same capacity with QSI since September 2013. Mr. Gillings has over 25 years of experience in management positions, primarily with publicly traded companies. During the period 2011 through August 2013, Mr. Gillings served as Controller of AllDigital, a publicly traded company that provides digital broadcasting solutions, where Mr. Gillings was responsible for the accounting department, cash reporting, preparation of 34’ Act reports, preparation of quarterly reviews and annual audits.  Previously, from 2006 to 2010, Mr. Gillings served as Vice President, Finance for QSI and had responsibility over all accounting functions, cash reporting, monthly management reports, and preparation of quarterly reviews and annual audits.  Prior to initially joining QSI, Mr. Gillings was with I/OMagic Corporation, a publicly traded company for over eight years serving in the capacity of Controller, VP Finance, and ultimately as Chief Financial Officer for the final three years. Mr. Gillings earned a B.S. degree with an emphasis in accounting from the University of California, Berkeley and an MBA in finance from California State University at Fullerton.

Thomas Candelaria is the Executive Vice President, Corporate Development of the Registrant and served in the same capacity with QSI since mid-2012. Prior to joining QSI, he served as Director of Corporate Development for Single Touch Systems, Inc. (SITO.OB) from December 2009 to January 2011. Mr. Candelaria has over 20 years of experience in developing, negotiating, and managing complex international businesses development, finance, and partnership transactions in a broad range of industries. In addition, Mr. Candelaria has participated in multiple angel round and late stage investments and private equity transactions in excess of $100 million. As an experienced early stage investor, he has launched several companies, most recently serving as President of Stream Works Technologies, Inc. in May 2009. In 1997, he co-founded and served as Vice President and Chief Financial Officer of Digital On-Demand, Inc., a private digital music distribution company that was sold in 2000 to Yucaipa Holdings, Inc., the parent company of Alliance Entertainment, which ranked among the world’s largest entertainment companies and later merged into Source Interlink. Previously, Mr. Candelaria was an Executive VP with Paine Webber, and Prudential Bache securities. A graduate from University of California, Santa Barbara with a Bachelor’s in Business Economics, Mr. Candelaria was also a member of the 1979 NCAA Division 1 National Championship Water Polo team.

4

Sangkeun (S.K.) Park is the Vice President, Battery Manufacturing of the Registrant for our proprietary line of zinc-air battery cells and related portable power systems and served in the same capacity with QSI since July 2012. Mr. Park is a seasoned battery engineer with more than 35 years of experience in the design, process development, manufacture and quality control of multiple commercial and medical grade battery systems. Mr. Park has an outstanding record of project management, technology transfer, continuous quality improvement, and cost reduction, and, coupled with his significant experience in managing Six Sigma projects in battery manufacturing industries, is highly regarded by peers as an expert in zinc-air batteries. Mr. Park commenced his career in 1977 with Rayovac Corporation, the world’s largest zinc-air battery manufacturer, where he served as a Project Engineer, Process Engineer, Quality Process Engineer, and ultimately Senior Project/Process Engineer over his 25 year career with Rayovac. Mr. Park supervised cathode, anode, electrolyte, plastic molding, battery assembly, molded part treatment, and cathode web coating process areas with Rayovac and has been involved with virtually every facet of zinc-air batteries from initial design to mass production. Following his lengthy career with Rayovac, Mr. Park served as Manager, Engineering and Quality with battery manufacturer, EaglePicher Technology, LLC, which was acquired by OM Group (NYSE:OMG), and as Principal Process Development Engineer for Medtronic, Inc., one of the largest medical device companies in the world. Mr. Park is a holder of U.S. Patent No 6372381, Duplex-Coated Cathode Cans, May 2002. He earned his B.S. in Electrical Engineering from Yonsei University in Korea, is a Certified Quality Engineer (CQE) by American Society for Quality, is certified by the University of Minnesota for Project Management, and is Lean Sigma GB certified and Lean Sigma BB trained.

Vito A. Canuso, Esq. is the Vice President, Intellectual Property of the Registrant and served in the same capacity with QSI since 2008. Mr. Canuso joined us from Knobbe Martens Olson & Bear, where he had been practicing as an IP lawyer since 1990 and served as a partner from 1995 to 2008. While his practice has historically focused primarily on IP litigation and IP prosecution matters, Mr. Canuso more recently spent a great deal of his time assisting startup companies in IP strategy. During his career, Mr. Canuso has handled numerous IP litigation matters dealing primarily with the enforcement and defense of patent infringement and trademark infringement issues. The technology involved in those litigation matters has included consumer electronics, semiconductor processing equipment, medical devices, pharmaceuticals, telephony, motorized watercraft, controllers, and circuit board devices. He has litigated cases before district courts throughout the United States and before the International Trade Commission, as well as appeals to the Federal Circuit. His patent prosecution docket has focused primarily on clean technology, including electrochemical applications, and medical devices for numerous life science applications in the cardiovascular and pulmonary fields. Mr. Canuso’s clients have ranged from international conglomerates with massive IP portfolios, to small domestic companies looking to build upon emerging technology. Mr. Canuso received his Juris Doctor degree from the University of San Diego. He earned a Master of Science degree in Environmental Health Engineering from the University of Notre Dame and a Bachelor of Science degree in Mechanical Engineering from Villanova University.

Richard J. Berman, JD / MBA is a member of the Registrant’s board of directors and served in the same capacity with QSI since September 2011. Mr. Berman serves as a director of over a dozen public and private companies, such as Broadcaster, Inc., Easylink Services International, Inc., Advaxis, Inc., and Neostem, Inc. Mr. Berman’s business career spans over 35 years of venture capital, senior management and merger and acquisitions experience. From 2006 to 2011, Mr. Berman was Chairman of National Investment Managers, a company with $12 billion in pension administration assets. In June 2011, he became chairman of the International Corporation for Project Finance LLC, a leading private infrastructure finance company involved in over $10 billion of projects. From 1998 to 2000, he was employed by Internet Commerce Corporation (now Easylink Services) as Chairman and CEO. Prior to 1998, Mr. Berman worked at Goldman Sachs and was Senior Vice President of Bankers Trust Company. Mr. Berman is a past Director of the Stern School of Business of NYU where he obtained his BS and MBA. He also has U.S. and foreign law degrees from Boston College and The Hague Academy of International Law, respectively.

5

Marc H. Goroff, Ph.D. is a member of the Registrant’s board of directors and served in the same capacity with QSI since December 2004. Dr. Goroff is Chief Technology Officer and Co-Founder of Quorum Technologies and is a serial hardware and software technology entrepreneur. Dr. Goroff has 20 years of groundbreaking experience in business, technology and academia. Through mergers and acquisitions, he continued to lead software development at Digital Island, Exodus, and Cable & Wireless. Dr. Goroff served as the Director of Software Development at Sandpiper Networks, and Vice President of Engineering at Reliable Distributed Information Corporation. His diverse experience has ranged from developing embedded code for real-time micro-controllers to operating system development on the world’s fastest supercomputers. Dr. Goroff remained at California Institute of Technology to perform advanced research in the applications of supercomputers to theoretical physics. Dr. Goroff left academia to found Parasoft, a company that develops tools for parallel computing. Dr. Goroff holds a B.S. in Physics and Ph.D. in Theoretical Physics from the California Institute of Technology.

Steven S. Myers is a member of the Registrant’s board of directors and served in the same capacity with QSI since September 2011.  Mr. Myers is lead director at Neostem, Inc. (Nasdaq: NBS), where he serves as Chairman of its Governance & Nominating committee and on their Compensation and Audit Committee.  Mr. Myers is Chairman and CEO of Dolphin Capital Holdings, Inc., a private equity investment firm that invests in businesses with innovative business strategies. Dolphin’s portfolio includes companies in regenerative medicine, biomedical technology, applied materials, distressed debt portfolio management, business aviation and other industries.  He has served on several public and private boards. In 1982, Mr. Myers founded SM&A (Nasdaq: WINS), a $100 million revenue global management consulting business with over 800 employees that specializes in winning competitive proposals and supporting client developmental programs in the aerospace & defense sector. He served as Chairman and CEO of SM&A until his retirement in March 2007.  He had a successful career in the aerospace and defense sector before founding SM&A. Mr. Myers graduated from Stanford University with a B.S. in Mathematics and has a strong technical background in systems engineering and program management.  He is an Ernst & Young Entrepreneur of the Year and a two time Air Force veteran.

Francis C. Poli, Esq. is a member of the Registrant’s board of directors and served in the same capacity with QSI since November 2006. Mr. Poli has over 27 years of experience in the financial services industry and is currently general counsel, executive vice president and secretary of Cohen & Steers, Inc. (NYSE: CNS), a diversified financial services firm with over $45 billion in assets under management. He is a member of the firm’s executive committee and is responsible for all legal and compliance matters, including activities in Europe and Asia. He is President of the firm’s broker dealer, is a member of the firm’s Risk Committee and is Secretary of Cohen & Steers Funds. Prior to joining Cohen & Steers in 2007, Mr. Poli spent nine years with Allianz Global Investors (AGI), one of the world’s largest asset managers, as Managing Director, Chief Legal Officer and Director of Compliance while serving on the firm’s Operating Committee and Risk, Oversight and Controls Committee. He earned his undergraduate degree at Boston College and law degree at Pace University. Mr. Poli is a member of the New York and Connecticut Bars, the New York City Bar Association’s Committee on Investment Management Regulation and maintains series 3, 7, 24 and 63 licenses. Mr. Poli is also a Trustee of the Leopold Schepp Foundation, a non-profit organization that provides grants for higher education.

Robert S. Venable, CFA, MBA is a member of the Registrant’s board of directors and served in the same capacity with QSI since January 2006. Mr. Venable recently served as Chief Financial Officer/Chief Operating Officer of Game 7 Entertainment, Inc., which provides online fundraising services to youth groups, schools and charities. Previously, as Chief Investment Officer for First American Capital Management, an investment advisor providing services to institutional, endowments, foundations and high-net-worth clientele, Mr. Venable led all investment decision-making activities as well as the investment operations, securities trading, and compliance efforts of the firm. Prior to joining First American, Mr. Venable served as Vice President in charge of Global Asset Allocation at PIMCO Advisors, L.P. He also held the position of Vice President, Equity Portfolio Manager at Pacific Investment Management Company (PIMCO). Mr. Venable received his MBA in Finance, graduating with Distinction, from the Wharton School of Business of the University of Pennsylvania and earned a BS in Electrical Engineering and Computer Sciences from the University of California, Berkeley, graduating with High Honors. He has held a number of securities licenses including the Series 6 and 66. Mr. Venable also earned the Chartered Financial Analyst designation and is a member of the Los Angeles Society of Financial Analysts. He is also a member of the Phi Beta Kappa Honor Society.

6

Jeffery W. Palmer is a member of the Registrant’s board of directors. Mr. Palmer is the founder and Chief Executive Officer of RIMPORTS (USA) LLC, a manufacturer of scented wax and ceramic wax melters based in Provo, Utah. Prior to founding RIMPORTS (USA) LLC in 2005, Mr. Palmer founded and served as President and Managing Director of Rimports International LTD., a consulting company focusing on the manufacture of goods in or the purchase of goods from China. From 1992 to 2001, Mr. Palmer served as Far East Area Director for ICON Health & Fitness, where he led the transition of ICON’s Taiwan-based manufacturing facilities to China and oversaw manufacturing and resource management throughout Asia. In 2000, Mr. Palmer received his MBA from Northwestern University and his Executive MBA from Hong Kong University of Science and Technology with concentrations in marketing and finance within an Asian business core. In 1991, Mr. Palmer earned a BA in Chinese and a BA in Philosophy from Brigham Young University.

Audit Committee and Audit Committee Financial Expert Disclosure

As of the filing of this Schedule 14f-1, the Registrant does not have a separately designated standing audit committee. Accordingly, the Registrant has not appointed an audit committee financial expert.

Risk Oversight Process

Prior to the filing of this Schedule 14f-1, Cornelius Hofman served as the sole member of the Registrant's board of directors. Since the Registrant ceased operations in December 2009 and, effective January 1, 2010, entered the development stage, the Registrant's leadership structure is appropriate.

Certain Relationships And Related Transactions

There are no familial or related party relationships or transactions between the Registrant and any of the proposed directors or executive officers with the exception of Kevin D. Maloney, the proposed Chairman, President and Chief Executive Officer of the Registrant, who is the step-son of Marc H. Goroff, Ph.D., a proposed member of the Registrant's board of directors.

As of the filing of this Schedule 14f-1, the Registrant does not have a written policy setting forth the policies and procedures for the review and approval or ratification of related-person transactions.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Registrant's officers, directors, and persons who beneficially own more than 10% of the Registrant's common stock to file reports of ownership and changes in ownership with the Commission. These reporting persons also are required to furnish the Registrant with copies of all Section 16(a) forms they file. Based solely on the Registrant's review of these reports or written representations from certain reporting persons, during the fiscal year ended December 31, 2013, and during the current fiscal year, the Registrant believes that all filing requirements applicable to the Registrant's officers, directors, greater-than-ten-percent beneficial owners and other persons subject to Section 16(a) of the Exchange Act were met.

7

Legal Proceedings

The Registrant is not aware of any legal proceedings in which any proposed director, executive officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Registrant, or any affiliate of purchaser, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to Registrant or has a material interest adverse to the Registrant.

Employment Agreements and Compensation Arrangements

As of the filing of this Schedule 14f-1, the Registrant does not pay its directors for attending meetings of the Board of Directors and does not have any standard arrangements pursuant to which directors are compensated for any services provided as a director or for committee participation or special assignments.

As of the filing of this Schedule 14f-1, the Registrant has not entered into any employment agreements with, has not paid any compensation to and has not entered into any change-in-control arrangements with any of the persons who will serve as the Registrant's executive officers.

Voting Securities and Principal Holders Thereof

The Registrant's authorized capital stock consists of 500,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share. Immediately prior to the closing of the Merger, the Registrant had 4,200,000 shares of common stock issued and outstanding, warrants outstanding to purchase up to 3,500,000 shares of common stock and no shares of preferred stock designated.

As part of the Merger, the Registrant issued 17,176,605 shares of common stock, options to purchase up to 5,942,078 shares of common stock, and warrants to purchase up to 9,883,233 shares of common stock. Immediately following the Merger, the Registrant had issued and outstanding 21,376,605 shares of common stock, options outstanding to purchase up to 5,942,078 shares of common stock and warrants outstanding to purchase up to 13,383,233 shares of common stock. Following the Merger, the former shareholders of QSI own approximately 80.4% of the Registrant’s outstanding common stock, and the Registrant’s stockholders own 19.6% of the Registrant’s outstanding common stock.

Security Ownership of Certain Beneficial Owners and Management

The table below sets forth the beneficial ownership of our common stock as of April 22, 2014 by (1) all of our directors and executive officers, individually, (2) all of our directors and executive officers, as a group, and (3) all persons who beneficially own more than 5% of our outstanding common stock.

The beneficial ownership of each person was calculated based on 17,176,605 shares of QSI common stock issued and outstanding immediately prior to the Merger and 21,376,605 shares of the Registrant's common stock issued and outstanding immediately after the Merger, where the former amount includes 1,267,000 shares of common stock issued by QSI pursuant to a private placement that closed immediately prior to the Merger and 5,447,194 shares of common stock issued upon conversion of all outstanding convertible debt of QSI immediately prior to the Merger and where the latter amount includes 4,200,000 shares of the Registrant’s common stock issued and outstanding immediately prior to the Merger. “Beneficial ownership” means more than ownership in the usual sense as set forth under the rules of the Exchange Act. For example, a person has beneficial ownership of a share not only if the person owns it in the usual sense, but also if the person has the power to vote, sell or otherwise dispose of the share.

8

Beneficial ownership also includes the number of shares that a person has the right to acquire within 60 days of April 22, 2014 pursuant to the exercise of options or warrants or the conversion of notes, debentures or other indebtedness, but excludes stock appreciation rights. Two or more persons might count as beneficial owners of the same share. Unless otherwise noted, the address of the following persons listed below is c/o QuantumSphere, Inc., 2905 Tech Center Dr., Santa Ana, CA 92705.

Name of Director or Executive Officer	Prior to the Merger		Following the Merger
	Shares	%	Shares	%
Kevin D. Maloney [1]	2,145,921	11.29%	2,145,921	9.25%
R. Douglas Carpenter[2]	694,450	3.94%	694,450	3.18%
Gregory L. Hrncir[3]	1,202,290	6.56%	1,202,290	5.34%
Stephen C. Gillings[4]	124,822	0.72%	124,822	0.58%
Thomas Candelaria[5]	309,273	1.77%	309,273	1.43%
Richard J. Berman [6]	130,000	0.75%	130,000	0.60%
Marc H. Goroff, Ph.D.[7]	590,206	3.37%	590,206	2.72%
Steven Myers [8]	1,325,627	7.44%	1,325,627	6.02%
Francis C. Poli [9]	1,500,896	8.40%	1,500,896	6.80%
Robert S. Venable [10]	315,000	1.80%	315,000	1.45%
Jeffery W. Palmer [11]	863,334	4.94%	863,334	3.98%
Directors and executive officers as a group [12] (11 persons)	9,122,269	38.95%	9,122,269	33.03%

Name of 5% Holder
Michael C. Robert[13]	2,913,372	15.85%	2,913,372	12.90%
Bricoleur Entities [14]	1,168,038	6.60%	1,168,038	5.33%
LB2, LLC [15]	948,934	5.52%	948,934	4.44%
OM Group, Inc. [16]	923,077	5.28%	923,077	4.26%

1 The shares beneficially owned by Mr. Maloney consist of 319,889 shares of common stock, options to purchase 1,707,976 shares of common stock (of which, 1,367,695 shares are vested), and warrants to purchase 500,000 shares of common stock (of which, 458,337 shares are vested). Although Mr. Maloney is the stepson of Dr. Goroff, Mr. Maloney disclaims any ownership of the shares beneficially owned by Dr. Goroff.

2 The shares beneficially owned by Mr. Carpenter consist of 261,906 shares of common stock and options to purchase 506,152 shares of common stock (of which, 432,554 shares are vested).

3 The shares beneficially owned by Mr. Hrncir are held in the name of the Hrncir Family Trust or individually and collectively consist of 51,510 shares of common stock, options to purchase 1,032,724 shares of common stock (of which, 692,443 shares are vested), and warrants to purchase and warrants to purchase 500,000 shares of common stock (of which, 458,337 shares are vested).

4 The shares beneficially owned by Mr. Gillings consist of options to purchase 150,000 shares of common stock (of which, 120,822 shares are vested) and warrants to purchase and warrants to purchase 4,000 shares of common stock (of which, all shares are vested).

5 The shares beneficially owned by Mr. Candelaria consist of options to purchase 200,000 shares of common stock (of which, 120,822 shares are vested) and warrants to purchase and warrants to purchase 500,000 shares of common stock (of which, 250,000 shares are vested).

6 The shares beneficially owned by Mr. Berman consist of options to purchase 80,000 shares of common stock (of which, all shares are vested) and warrants to purchase and warrants to purchase 50,000 shares of common stock (of which all shares are vested).

9

7 The shares beneficially owned by Dr. Goroff are held in the name of the Goroff Family Trust and consist 262,206 shares of common sotck, options to purchase 278,000 shares of common stock (of which, all shares are vested), and warrants to purchase and warrants to purchase 50,000 shares of common stock (of which, all shares are vested).

8 The shares beneficially owned by Mr. Myers are held in Dolphin Capital Holdings, Inc., in the Steven S. Myers Revocable Trust or individually and collectively consist of 206,666 shares of common stock, options to purchase 80,000 shares of common stock (of which, all shares are vested), and warrants to purchase and warrants to purchase 556,014 shares of common stock (of which, all shares are vested).

9 The shares beneficially owned by Mr. Poli consist of 800,563 shares of common stock, options to purchase 258,000 shares of common stock (of which, all shares are vested), and warrants to purchase and warrants to purchase 433,333 shares of common stock (of which, all shares are vested).

10 The shares beneficially owned by Mr. Venable consist of options to purchase 265,000 shares of common stock (of which, all shares are vested), and warrants to purchase 50,000 shares of common stock (of which, all shares are vested).

11 The shares beneficially owned by Mr. Palmer consist of 575,556 shares of common stock and warrants to purchase 287,778 shares of common stock (of which, all shares are vested).

12 Represents the collective beneficial ownership of Messrs. Maloney, Carpenter, Hrncir, Gillings, Candelaria, Berman, Goroff, Myers, Poli, Venable, and Palmer.

13 The shares beneficially owned by Mr. Robert consist of 1,717,877 shares of common stock and warrants to purchase 1,195,495 shares of common stock (of which, all shares are vested). The registered address of Mr. Robert is 4831 Mt. Longs Dr., San Diego, CA 92117.

14 The shares beneficially owned by the Bricoleur Entities (comprised of Bric 6, L.P., Bric Offshore, L.P., Bricoleur Enhanced, L.P., and Bricoleur Partners, L.P.), consist of 654,536 shares of common stock and warrants to purchase 513,502 shares of common stock (of which, all shares are vested). The registered address of these entities is P.O. Box 675586, Rancho Santa Fe, CA 92067.

15 The shares beneficially owned by LB2, LLC consists of 948,934 shares of common stock. The registered address of LB2, LLC is 2560 E. Chapman, #173, Orange, CA 92869.

16 The shares beneficially owned by the OM Group, Inc. (NYSE:OMG) consist of 615,385 shares of common stock and warrants to purchase 307,692 shares of common stock (of which, all shares are vested). The registered address of OM Group, Inc. is 127 Public Square, 1500 Key Tower, Cleveland, OH 44114.

10

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WAY COOL IMPORTS, INC.

Date: April 22, 2014	By:	/s/ Cornelius Hofman
Cornelius Hofman Title: President and CEO

SIGNATURE PAGE TO

SCHEDULE 14f-1

11